13010865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

| SEC FILE NUMBER |
|---|
| 8- 47566 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ST BERNARD FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1609 WEST MAIN STREET
(No. and Street)

RUSSELLVILLE (City) AR (State) 72801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT KEENAN 479-968-1200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUVALL AND FORD, PLLC, CPAs
(Name – *if individual, state last, first, middle name*)

506 N CHURCH STREET (Address) ATKINS (City) AR (State) 72823 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# ST. BERNARD FINANCIAL SERVICES, INC.

Financial Statements
Two Years Ended December 31, 2012 and 2011

(With Independent Auditors' Report)

**DUVALL & FORD, PLLC**
*Certified Public Accountants*
**506 NORTH CHURCH STREET**
**ATKINS, AR 72823**
**(479) 641-2500**

# OATH OR AFFIRMATION

I, Robert Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ST Bernard Financial Services Inc, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA R. GUSTON
- Notary Public -
Pope County, Arkansas
Commission # 12373797
My Commission Expires 11/2/2019

Robert Keenan
Signature

CEO
Title

Patricia R. Guston
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ST. BERNARD FINANCIAL SERVICES, INC.**
**DECEMBER 31, 2012 AND 2011**

## INDEPENDENT AUDITORS' REPORT

Board of Directors
**ST. BERNARD FINANCIAL SERVICES, INC.**
Russellville, Arkansas

We have audited the accompanying statements of financial condition of **St. Bernard Financial Services, Inc.** (a corporation) as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **St. Bernard Financial Services, Inc.** as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Duvall & Ford PLLC

**DUVALL & FORD, PLLC**
**Certified Public Accountants**
**Atkins, AR 72823**
February 13, 2013

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

St Bernard Financial Services, Inc. ("the Company") was organized in the state of Arkansas on March 20, 1994. The Company, conducting business in the state of Arkansas, is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is also registered with Financial Industry Regulatory Authority and the Arkansas Securities Department. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

### Revenue Recognition

Revenues and expenses are accounted for on the accrual basis.

### Property and Equipment

Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets. Depreciation expense totaled $0 and $0 for years ended December 31, 2012 and 2011, respectively.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash Equivalents

For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2012 and 2011, there are no cash equivalents.

### Advertising

The Company follows the policy of charging advertising to expense as incurred.

## ST. BERNARD FINANCIAL SERVICES, INC.
## STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 847 | $ 16,140 |
| Deposit with clearing organization | 25,000 | 25,000 |
| Accounts receivable- commissions | 193,842 | 116,035 |
| Other current assets | 1,780 | |
| Employee advances | - | - |
| Total current assets | 221,469 | 157,175 |
| **PROPERTY AND EQUIPMENT, NET** | - | - |
| **Total Assets** | $ 221,469 | $ 157,175 |

| | 2012 | 2011 |
|---|---|---|
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Commissions payable | $ 155,606 | $ 94,343 |
| Accounts payable | 2,881 | 28,825 |
| Short term note payable | 741 | - |
| Accrued wages payable | 24,810 | - |
| Payroll taxes withheld and accrued | 3,683 | 2,551 |
| Income Tax Payable | 175 | 1,000 |
| Total current liabilities | 187,896 | 126,719 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, $1 par value: Authorized 100,000 shares; issued and outstanding 100 shares | 100 | 100 |
| Additional paid-in capital | 19,753 | 19,753 |
| Retained earnings | 13,720 | 10,603 |
| Total stockholders' equity | 33,573 | 30,456 |
| **Total Liabilities and Stockholders' Equity** | $ 221,469 | $ 157,175 |

# ST. BERNARD FINANCIAL SERVICES, INC.
## STATEMENTS OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| **REVENUE** | | |
| Commissions and fees | $ 1,707,716 | $ 2,205,831 |
| **OPERATING EXPENSES** | | |
| Employee compensation and expenses | 117,825 | 137,683 |
| Commissions and professional fees | 1,415,207 | 1,903,342 |
| Occupancy and equipment rental | 26,562 | 10,070 |
| Trading and registration fees | 44,251 | 52,117 |
| Office Expenses | 29,926 | 37,465 |
| Other Operating Expenses | 70,828 | 64,706 |
| | 1,704,599 | 2,205,383 |
| **INCOME FROM OPERATIONS** | 3,117 | 448 |
| **OTHER INCOME(EXPENSE)** | | |
| Miscellaneous Income | - | - |
| Interest Income | - | - |
| **NET INCOME** | $ 3,117 | $ 448 |
| Income Tax Expense | - | - |
| **NET INCOME AFTER TAX** | $ 3,117 | $ 448 |

*The accompanying notes are an integral part of these financial statements.*

# ST. BERNARD FINANCIAL SERVICES, INC.
# STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
# YEARS ENDED DECEMBER 31, 2011 AND 2010

| | Common Stock | Additional Paid-In Capital | Retained earnings | Total |
|---|---|---|---|---|
| **Balance - December 31, 2010** | $ 100 | $ 19,753 | $ 10,155 | $ 30,008 |
| Contributed capital- 2011 | | | | - |
| Net income for the year - 2011 | - | - | 448 | 448 |
| **Balance - December 31, 2011** | $ 100 | $ 19,753 | $ 10,603 | $ 30,456 |
| Contributed capital- 2012 | | | | - |
| Net income for the year 2012 | - | - | 3,117 | 3,117 |
| **Balance - December 31, 2012** | $ 100 | $ 19,753 | $ 13,720 | $ 33,573 |

*The accompanying notes are an integral part of these financial statements.*

# ST. BERNARD FINANCIAL SERVICES, INC.
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 3,117 | $ 448 |
| Less: Income Tax | - | - |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (77,807) | 86,355 |
| Accounts payable | (26,134) | 27,123 |
| Other current assets | (1,780) | - |
| Income taxes payable | (825) | - |
| Accrued payroll tax liabilities | 1,132 | - |
| Commissions payable | 61,263 | (105,188) |
| Net Cash from Operating Activities | (41,034) | 8,738 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Interest income | - | - |
| Cash used by investing activities: | - | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Short term note payable | 741 | - |
| Owners Advance | - | 615 |
| | 741 | 615 |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | (40,293) | 9,353 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | 41,140 | 31,787 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 847 | $ 41,140 |

*The accompanying notes are an integral part of these financial statements.*

# ST. BERNARD FINANCIAL SERVICES, INC
# STATEMENTS OF CHANGES IN LIABILITIES
# SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
# FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| Balance - January 1 | $ - | $ - |
| Increase (Decrease) | - | - |
| Balance - December 31 | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

**Income Taxes**

Revenue is recognized under the market value method for securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statement and income tax reporting.

**Accounts Receivable – Commissions**

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

## NOTE 2: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement is claimed based on Section (k)(2)(ii) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements".

## NOTE 3: RESTRICTED CASH DEPOSIT WTH CLEARING ORGANIZATION

St. Bernard Financial Services, Inc. used only one clearing house and maintained a $25,000 cash deposit which may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to St. Bernard Financial Services, Inc. not as a result of the clearing organization.

## NOTE 4: COMMITMENTS

The Company currently has a lease agreement for rental of its office facilities. Rental expense for the office facilities for 2012 and 2011 respectively were $13,020 and $9,300.

## NOTE 5: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are:

| | 2012 | 2011 |
|---|---|---|
| Office equipment | $13,679 | $13,679 |
| Accumulated depreciation | $13,679 | $13,679 |
| | $ 0 | $ 0 |

## NOTE 6: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2012, which include cash and cash equivalents, commission's receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

## NOTE 7: NET CAPITAL

There are no material differences between net capital as computed in St. Bernard Financial Services, Inc.'s Part IIA of Form X-17A-5 filed for the period ended December 31, 2012, and the net capital as computed on Page 11.

## NOTE 8: SUBSEQUENT EVENTS

Subsequent events through February 13, 2013 are reflected in the accompanying financial statements and the related notes.